April 30, 2019

Neil Kumar, Ph.D.
Chief Executive Officer
BridgeBio Pharma LLC
421 Kipling Street
Palo Alto, CA 94301

       Re: BridgeBio Pharma LLC
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on April 16, 2019
           CIK No. 0001743881

Dear Dr. Kumar:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Platform, page 2

1. We note your revisions in response to our prior comment 2. Please further revise statements in your prospectus that imply you will be successful in mitigating risk associated with drug development. We note, for example, your statement on page 2 that you pursue programs with validated treatment modalities, which you believe allows you to avoid the increased risk associated with less tested approaches. Please revise your disclosure throughout to remove the suggestion that your drug candidates are part of validated treatment modalities and that you can lessen the risks of drug development.
 Neil Kumar, Ph.D.
FirstName Pharma LLC Kumar, Ph.D.
BridgeBio LastNameNeil
Comapany NameBridgeBio Pharma LLC
April 30, 2019
April 2 2019 Page 2
Page 30,
FirstName LastName



Our Investment Thesis, page 4

2. We note your response to comment 9 and continue to view these statements as inappropriate. As you have not yet successfully commercialized any product candidates or translated a "pool" of "innovation" into "life-changing medicines," this discussion does not appear appropriately tailored to your business. In addition, the fact that your business is subject to short-term variance and you manage your business by focusing on long-term decisions does not appear to be unique. Please revise this disclosure to present balanced, factual information related to your business plan, or remove this disclosure. Please also tell us why you believe the company's business model represents a "new type of company" and provide support for your statement on page 1 that your focus on early-stage development is "often-overlooked" as well as your statement on page 3 that other companies have "excess overhead" which you have been able to eliminate.
Our Pipeline, page 4

3. We note your response to comment 7 and the footnote disclosure to your pipeline chart.
         We do not agree that your use of the term "registrational" is appropriate due to the uncertainty. Please remove such references to "registrational" trials here and throughout your registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Basis of Presentation and Consolidation, page 96

4. Please clarify how the 52.1% ownership interest in PellePharm, Inc. at December 31, 2018 was calculated. In this regard, we note that at the date of deconsolidation in November
         2018 you owned an 8% common stock interest and a 61.9% preferred stock interest in
         PellePharm, Inc.
Business
BBP-831/Infigratinib (QED): FGFR-Driven Cancers
Clinical Development Plans , page 139

5. We note your response to comment 19, which we reissue in part. Please expand your disclosure to disclose the impact to approval and/or marketing of infigratinib in the event your companion diagnostic is not approved.
BBP-009/Patidegib (PellePharm): Gorlin Syndrome and High Frequency Basal Cell Carcinoma
Clinical Data, page 157

6. We note your response to comment 22. Please expand your disclosure to define the term
         "complete clinical response" in this context.
 Neil Kumar, Ph.D.
BridgeBio Pharma LLC
April 30, 2019
Page 3


Notes to Combined and Consolidated Financial Statements
7. Noncontrolling Interests , page F-32

7. Please provide your analysis supporting the amounts recorded in the rebalancing adjustment due to change in ownership during 2018. Please tell us the basis for the adjustments and cite the applicable GAAP guidance.
       You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameNeil Kumar, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameBridgeBio Pharma LLC
                                                           Office of Healthcare
& Insurance
April 30, 2019 Page 3
cc:       Maggie Wong, Esq.
FirstName LastName